EXHIBIT 12

NUI CORPORATION AND SUBSIDIARIES
CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

                                Year Ended September 30,

	2003	2002	2001	2000	1999
Income (loss) from continuing operations before income taxes	$(10,285)	$27,283	$45,576	$32,984	$39,581

Add:
Interest element of rentals
charged to income (a)	3,362	3,752	3,239	2,345	3,144
Interest expense	27,494	28,041	29,469	21,708	21,836
Earnings as defined	$20,571	$59,076	$78,284	$57,037	$64,561

Interest expense	$27,494	$28,041	$29,469	$21,708	$21,836
Capitalized interest	213	173	1,548	754	83
Interest element of rentals charged
to income (a)	3,362	3,752	3,239	2,345	3,144
Fixed charges as defined	$31,069	$31,966	$34,256	$24,807	$25,063

Consolidated ratio of earnings to fixed charges	0.66(b)	1.85	2.29	2.30	2.58

(a)     Includes the interest element of rentals where determinable plus 1/3 of rental expense where no readily defined interest element can be determined.

(b)           For the fiscal year ended September 30, 2003, the company's pre-tax earnings were inadequate to cover its fixed charges for the year.  The amount of such earnings deficiency for the year was $10.5 million pre-tax.